Filed by E. I. du Pont de Nemours and Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company; E. I. du
Pont de Nemours and Company; DowDuPont Inc.

Commission File No.: 001- 00815

The following materials were included in materials provided by E. I. du Pont de Nemours and Company to certain customers and suppliers on May 31, 2016, and may be included in similar materials from time to time.

Letter to Customers

Dear [insert customer name],

I wanted to update you on the changes underway at our company and to recommit to you that during this period, as always, our top priority remains the satisfaction of all our valued customers, including you.  For DuPont customers, it will be business as usual as we proceed through this transition.

I believe it is useful to remember that until the merger closes, which is expected sometime in the second half of this year, DuPont and Dow will continue to operate as two independent companies.  After the merger is completed, DowDuPont will operate as a holding company on top of the current DuPont and Dow organizations. For customers, this change should be invisible; you will still have the same relationship manager and customer services will continue to be provided through the same channels.

The intended spin-off of three companies would occur as soon as practicable following the closing of the merger, but is not expected to occur more than 18-24 months post-closing.

We have been working thoughtfully and diligently so that between closing and the spin-offs, customers should continue to experience the same level of direct engagement that enables us to deliver the value-added solutions and high-quality service you have always expected from DuPont. As we move steadily toward our intended creation into three strong, independent entities — Agriculture, Material Science, and Specialty Products — we believe the benefits for customers will become increasingly clear.

Specifically, each of these intended businesses will have behind them the combined resources of both DuPont and Dow, bringing a newly integrated and highly complementary product portfolio to our customers. In addition, each will have at its core the science expertise that has distinguished DuPont throughout its history. Together with financial strength and focus, each new entity will be a leader in industrial R&D, able to invest in market-driven innovation at a level greater than they could as part of DuPont.  In sum, each of these intended new businesses will be even better equipped than either DuPont or Dow on its own to deliver the value added solutions that will give you a competitive advantage in your own marketplace.

We are 100% focused on continuing to earn your trust and partnership and we appreciate your business.

[insert name of customer relationship owner]

Letter to Suppliers

Dear [insert supplier name],

Thank you for the support you have provided to DuPont.

As we continue on our journey toward the proposed merger and integration with Dow, we wanted to underscore our commitment to a mutually constructive relationship with our suppliers through this transition.

It is important to remember that until the merger closes, which is expected to occur in the second half of 2016, DuPont and Dow will continue to operate as two independent companies. After the merger is completed, DowDuPont will operate as a holding company on top of the current DuPont and Dow organizations. For suppliers, this change should be invisible; you will likely still have the same relationship manager and will continue to engage with us through the same channels.

The intended spin-offs to create three companies will occur as soon as practicable following the closing of the merger, but are not expected to occur more than 18-24 months following the closing of the merger.

Throughout this time, the continuity and stability of our business relationships is a top priority, and we remain committed to innovation, sustainability and collaboration. If anything, we intend to become even more responsive, with a streamlined organization and increased agility.

We will continue to update you on progress and we are committed to open communication with you as we proceed. If you have any questions, please feel free to contact me directly.

[insert name of supplier relationship owner]

DuPont Today: Our Journey to Creating Three World-Leading Companies 5 Broad offering and robust pipeline across germplasm, biotech traits and crop protection World-class innovation process and application development capabilities Low-cost integration and innovation combined with expanded customer offerings in key growth sectors Specialty Products Material Science Agriculture

Agriculture

Specialty Products

World-class innovation process and application development capabilities

Material Science

The Proposed Three Companies will be Global Leaders Across Multiple Dimensions Dow - • Nutrition & Health Materials Biosciences Protection Note: Numbers may not sum due to rounding. (1) Based on Dow and DuPont’s Net Sales as reported in each companies’ 2015 Form 10-K filing. 6 Each Business will allocate capital effectively, apply powerful innovation productively, extend value-added products and solutions to more customers worldwide Specialty Products Net Sales: ~$12B1 ~$10B~$2B • Electronics &• Consumer CommunicationsSolutions: • IndustrialElectronic • Safety & Material Science Net Sales: ~$46B1 ~$5B~$40B • Performance• Performance MaterialsPlastics • Performance Materials & Chemicals • Infrastructure Solutions • Consumer Solutions: - Consumer Care - Dow Automotive Systems Agriculture Net Sales: ~$16B1 ~$10B~$6B • Agriculture• Agricultural - SeedsSciences - Crop Protection

Agriculture

Net Sales: ~$16B[1]

DuPont ~$10B + Dow ~$6B

DuPont:
- Agriculture
  - Seeds
  - Crop Protection

Dow:
- Agricultural Sciences

Specialty Products

Net Sales: ~$12B[1]

DuPont ~$10B + Dow ~$2B

DuPont:
- Electronics & Communications
- Nutrition & Health
- Industrial Biosciences
- Safety & Protection

Dow:
- Consumer Solutions:
  - Dow Electronic Materials

Material Science

Net Sales: ~$46B[1]

DuPont ~$5B + Dow ~$40B

DuPont:
- Performance Materials

Dow:
- Performance Plastics
- Performance Materials & Chemicals
- Infrastructure Solutions
- Consumer Solutions:
  - Consumer Care
  - Dow Automotive Systems

The Path Ahead: Our Journey to Three DowDuPont Ag Co Specialty Products Specialty Products Co Ag Co Merger/Integration Planning Co Material Science Co Material Science Co DowDuPont Merger Close Build and Stand Up Three Independent Companies Close Intended Spin Transactions* 2016 2017+ *Intended SpinCo transactions subject to DowDuPont Board approval Illustrative timing only, subject to change. 11

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”) has filed with the Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form S-4 (File No. 333-209869) (as may be amended from time to time, the “Preliminary Registration Statement”) that includes a joint proxy statement of The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) and that also will constitute a prospectus of DowDuPont. These materials are not final and may be amended. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or definitive registration statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE VERSIONS THEREOF AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Preliminary Registration Statement and the definitive versions of these materials and other documents filed with the SEC (when available) by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on April 1, 2016 and the joint proxy statement/prospectus of Dow contained in the Preliminary Registration Statement, which are filed with the SEC.  Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 18, 2016 and the joint proxy statement/prospectus of DuPont contained in the Preliminary Registration Statement, which are filed with the SEC.  A more complete description will be available in the definitive registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the Preliminary Registration Statement filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the Preliminary Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.